EXHIBIT 99.04

Chunghwa Telecom announces its operating results for October 2016

Date of events: 201611/10

Contents:

1.Date of occurrence of the event:2016/11/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:Chunghwa Telecom consolidated revenue for October 2016 was NT$18.69 billion, a 8.2 % decrease year-over-year. Operating costs and expense were NT$15.13 billion, a 8.3% decrease year-over-year. Operating income was NT$3.56 billion, a 7.8% decrease year-over-year. Pretax income was NT$3.64 billion, a 6.8% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$2.95 billion, a 7.9% decrease year-over-year, and EPS was NT$0.38.

Accumulated till the end of October, total revenue was NT$190.35 billion, growing by 0.2% year-over-year. Operating income and pretax income were NT$41.71 billion, decreasing by 2.7% year-over-year, and NT$43.29 billion, decreasing by 2.1% year-over-year, respectively. Net income attributable to stockholders of the parent company was NT$35.26 billion and EPS was NT$4.54, decreasing by 3.6% year-over-year. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

Mobile communications business revenue in October decreased year-over-year mainly due to the decrease of device sales revenue and mobile voice revenue. Value-added service revenue increased driven by the growth of mobile internet subscriber base. ICT project revenue decreased year-over-year.

In October, internet revenue increased year-over-year, but broadband access revenue slightly decreased. Local revenue decreased as well because of mobile and VoIP substitution.

Operating costs and expenses in October decreased mainly due to the decrease of cost of goods sold and ICT project costs, which offset the growing cost of marketing for overall business.

6.Countermeasures:None

7.Any other matters that need to be specified:None